UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION
OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE
ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION
13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 000-29228

TBG DIAGNOSTICS LTD.
(Exact name of registrant as specified in its charter)

Level 18, 101 Collins Street,
Melbourne, VIC 3000 Australia
Telephone number: +61 7 3273 9133
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ordinary Shares
(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) ☒	Rule 12h-6(d) ☐
(for equity securities)	(for successor registrants)

Rule 12h-6(c) ☐	Rule 12h-6(i) ☐
(for debt securities)	(for prior Form 15 filers)

PART I

Item 1. Exchange Act Reporting History

A. Progen Pharmaceuticals Limited (the “Company”) first incurred the duty to file reports under Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) in April1997. On 11 December 2015, the Company’s name was changed to TBG Diagnostics Limited following the acquisition of TBG Inc. in a reverse merger business combination that was completed on 29 January 2016.

B. The Company has filed or submitted all reports required under Exchange Act Section 13(a) or Section 15(d) and corresponding Commission rules for the 12 months preceding the filing of this form, and has filed at least one annual report under Section 13(a).

Item 2. Recent United States Market Activity

The Company’s securities were last sold in the United States in a registered offering under the Securities Act of 1933 on May 8, 2007.

Item 3. Foreign Listing and Primary Trading Market

A. The Company’s ordinary shares are listed on the Australian Securities Exchange (the “ASX”), which constitutes the primary trading market for those securities.

B. The Company’s ordinary shares were initially listed on ASX in December 1995. The Company has maintained a listing of the ordinary shares on the ASX for at least the 12 months preceding the filing of this Form 15-F.

C. The percentage of trading in ordinary shares that occurred on the ASX as of the recent 12-month period from July 1, 2015 to June 30, 2016 was 83.8%.

Item 4. Comparative Trading Volume Data

Not applicable.

Item 5. Alternative Record Holder Information

There are currently 12 U.S. resident holders of the Company’s ordinary shares, on a worldwide basis as of July 19, 2016, holding shares representing .54% of the total issued and outstanding ordinary shares.

Item 6. Debt Securities

N/A

Item 7. Notice Requirement

A. The publication of the notice, required by Rule 12h-6(h) (17 CFR 240.12h-6(h)), disclosing the Company’s intent to terminate its duty to file reports under section 13(a) or 15(d) of the Exchange Act was dated August 5, 2016.

B. The Company used PR Newswire to disseminate the notice in the United States. A copy of the notice was submitted under cover of a Form 6-K on August 5, 2016.

Item 8. Prior Form 15 Filers

N/A

PART II

Item 9. Rule 12g3-2(b) Exemption

The website on which the Company will publish the information required under Rule 12g3-2(b)(1)(iii) (17 CFR 240. 12g3- 2(b)(1)(iii)) is http://www.tbgbio.com

PART III

Item 10. Exhibits

None.

Item 11. Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15-F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1) The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2) Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3) It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, TBG DIAGNOSTICS LTD has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, TBG DIAGNOSTICS LTD certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

TBG DIAGNOSTICS LTD
August 5, 2016	By:	/s/ Blair Lucas
		Name:	Blair Lucas
		Title:	Company Secretary

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